Prospectus Supplement No. 3	Filed Pursuant to Rule 424(b)(3)
to Prospectus dated July 1, 2008	Registration Statement No. 333-151491
GEOVAX LABS, INC.
40,161,020 Shares of Common Stock
     We are supplementing the prospectus dated July 1, 2008 covering the sale of up to 40,161,020 shares of our common stock, $0.001 par value, by Fusion Capital Fund II, LLC to add certain information contained in our Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission on March 12, 2009.
     This prospectus supplement supplements information contained in the prospectus dated July 1, 2008, as supplemented by Prospectus Supplement No. 1 dated August 26, 2008 and Prospectus Supplement No. 2 dated November 12, 2008. This prospectus supplement should be read in conjunction with the prospectus dated July 1, 2008, including any previous supplements and amendments thereto, which are to be delivered with this prospectus supplement.
     This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated July 1, 2008, including any previous supplements and amendments thereto.
     Investing in our common stock involves certain risks. See “Risk Factors” beginning on the following page of this prospectus supplement for a discussion of these risks.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is April 2, 2009.

Item 1A. Risk Factors
Item 6. Selected Financial Data
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Item 1A.	Risk Factors

We face a number of substantial risks. Our business, financial condition, results of operations and stock price could be materially adversely affected by any of these risks. The following factors should be considered in connection with the other information contained in this Annual Report on Form 10-K, including our financial statements and the related notes.

Risks Related to Our Financial Results and Need for Additional Financing

We have a history of operating losses, and we expect losses to continue for the foreseeable future.

Our ability to generate revenue and achieve profitability depends on our ability to complete successfully the development of our product candidates, conduct preclinical tests and clinical trials, obtain the necessary regulatory approvals and manufacture and market the resulting products. We have had no product revenue to date. We have experienced operating losses since we began operations in 2001. As of December 31, 2008, we had an accumulated deficit of approximately $14.3 million. We expect to incur additional operating losses and expect cumulative losses to increase as our research and development, preclinical, clinical, manufacturing and marketing efforts expand.

Our business will require continued funding. If we do not receive adequate funding, we will not be able to continue our operations.

To date, we have financed our operations principally through the private placement of equity securities and through government grants. We will require substantial additional financing at various intervals for our operations, including for clinical trials, for operating expenses including intellectual property protection and enforcement, for pursuit of regulatory approvals and for establishing or contracting out manufacturing, marketing and sales functions. There is no assurance that such additional funding will be available on terms acceptable to us or at all. If we are not able to secure the significant funding that is required to maintain and continue our operations at current levels or at levels that may be required in the future, we may be required to delay clinical studies, curtail operations or obtain funds through collaborative arrangements that may require us to relinquish rights to some of our products or potential markets.

On May 8, 2008, we entered into a common stock purchase agreement (“Purchase Agreement”) with Fusion Capital Fund II, LLC, an Illinois limited liability company (“Fusion Capital”). Under the Purchase

Agreement, Fusion Capital is obligated, under certain conditions, to purchase shares from us in an aggregate amount of up to $10.0 million from time to time over a twenty-five (25) month period.

We only have the right to receive $80,000 every 4 business days under the agreement with Fusion Capital unless the market price of our stock equals or exceeds $0.11, in which case we can sell greater amounts to Fusion Capital as the market price of our common stock increases. Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock on any business day that the market price of our common stock is less than $0.05. We registered a total of 35.0 million of our shares for sale to Fusion Capital, of which approximately 28.9 million remain at March 10, 2009. Our sale price of these shares to Fusion Capital will have to average at least $0.321 per share for us to receive the maximum remaining proceeds of $9.26 million. Depending on the prevailing market price of our common stock and its trading volume, we may be unable to access the full remaining amount available from Fusion Capital prior to expiration of the Purchase Agreement, unless we choose to register and sell more shares, which we have the right, but not the obligation, to do. Subject to approval by our Board of Directors, we have the right but not the obligation to sell more than 35.0 million shares to Fusion Capital. In the event we elect to sell more than 35.0 million shares, we will be required to file a new registration statement and have it declared effective by the U.S. Securities & Exchange Commission.

The extent we rely on Fusion Capital as a source of funding will depend on a number of factors, including the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources, such as through the sale of our products. Specifically, Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock on any business days that the stock sale price of our common stock is less than $0.05. If sufficient financing from Fusion Capital were to prove unavailable or prohibitively dilutive and if we are unable to commercialize and sell enough of our products, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we are able to access the full $10.0 million under the common stock purchase agreement with Fusion Capital, we may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects.

The current economic downturn may adversely impact our ability to raise capital.

The recent economic downturn and adverse conditions in the national and global markets may negatively affect our operations in the future. The falling equity markets and adverse credit markets may make it difficult for us to raise capital or procure credit in the future to fund the growth of our business, which could have a negative impact on our business and results of operations.

Risks Related to Development and Commercialization of Product Candidates and Dependence on Third Parties

Our products are still being developed and are unproven. These products may not be successful.

In order to become profitable, we must generate revenue through sales of our products, however our products are in varying stages of development and testing. Our products have not been proven in human research trials and have not been approved by any government agency for sale. Furthermore, if we enter into an agreement with Vivalis, our collaboration may not result in a commercially advantageous method for producing our MVA vaccine component. If we cannot successfully develop and prove our products and processes, and if we do not develop other sources of revenue, we will not become profitable and at some point we would discontinue operations.

We have sold no products or generated any product revenues and we do not anticipate any significant revenues to be generated in the foreseeable future.

We have conducted pre-clinical trials and are conducting clinical trials and will continue to do so for several more years before we are able to commercialize our technology. Although we have recognized revenues from government grants, there can be no assurance that we will ever generate significant product revenues.

Whether we are successful will be dependent, in part, upon the leadership provided by our management. If we were to lose the services of any of these individuals, our business and operations may be adversely affected.

Whether our business will be successful will be dependent, in part, upon the leadership provided by our officers, particularly our President and Chief Executive Officer, members of our Board of Directors and our primary scientist. The loss of the services of these individuals may have an adverse effect on our operations.

Regulatory and legal uncertainties could result in significant costs or otherwise harm our business.

In order to manufacture and sell our products, we must comply with extensive international and domestic regulation. In order to sell our products in the United States, approval from the FDA is required. The FDA approval process is expensive and time-consuming. We cannot predict whether our products will be approved by the FDA. Even if they are approved, we cannot predict the time frame for approval. Foreign regulatory requirements differ from jurisdiction to jurisdiction and may, in some cases, be more stringent or difficult to meet than FDA requirements. As with the FDA, we cannot predict if or when we may obtain these regulatory approvals. If we cannot demonstrate that our products can be used safely and successfully in a broad segment of the patient population on a long-term basis, our products would likely be denied approval by the FDA and the regulatory agencies of foreign governments.

We will face intense competition and rapid technological change that could result in products that are superior to the products we will be commercializing or developing.

The market for vaccines that protect against HIV/AIDS is intensely competitive and is subject to rapid and significant technological change. We will have numerous competitors in the United States and abroad, including, among others, large companies with substantially greater resources than us. These competitors may develop technologies and products that are more effective or less costly than any of our future products or that could render our products obsolete or noncompetitive. We expect most of these competitors to have substantially more resources than us. In addition, the pharmaceutical industry continues to experience consolidation, resulting in an increasing number of larger, more diversified companies than us. Among other things, these companies can spread their research and development costs over much broader revenue bases than we can and can influence customer and distributor buying decisions.

Our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community. Significant factors in determining whether we will be able to compete successfully include:

•	the efficacy and safety of our vaccines;

•	the time and scope of regulatory approval;

•	reimbursement coverage from insurance companies and others;

•	the price and cost-effectiveness of our products; and

•	patent protection.

Our product candidates are based on new technology and, consequently, are inherently risky. Concerns about the safety and efficacy of our products could limit our future success.

We are subject to the risks of failure inherent in the development of product candidates based on new technologies. These risks include the possibility that the products we create will not be effective, that our product candidates will be unsafe or otherwise fail to receive the necessary regulatory approvals or that our product candidates will be hard to manufacture on a large scale or will be uneconomical to market.

Many pharmaceutical products cause multiple potential complications and side effects, not all of which can be predicted with accuracy and many of which may vary from patient to patient. Long term follow-up data may reveal additional complications associated with our products. The responses of potential physicians and others to information about complications could materially affect the market acceptance of our products, which in turn would materially harm our business.

Because we cannot predict whether or when we will obtain regulatory approval to commercialize our product candidates, we cannot predict the timing of any future revenue from these product candidates.

We cannot commercialize any of our product candidates until the appropriate regulatory authorities have reviewed and approved the applications for the product candidates. The regulatory agencies may not complete their review processes in a timely manner and we may not obtain regulatory approval for any product candidate we or our collaborators develop. Satisfaction of regulatory requirements typically takes many years, if approval is obtained at all, is dependent upon the type, complexity and novelty of the product, and requires the expenditure of substantial resources. Regulatory approval processes outside the United States may include all of the risks associated with the FDA approval process. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. The FDA has substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a product candidate.

We may experience delays in our clinical trials that could adversely affect our financial results and our commercial prospects.

We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Product development costs will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. Significant delays may adversely affect our financial results and the commercial prospects for our products, and delay our ability to become profitable.

We rely heavily on the HIV Vaccine Trials Network (HVTN), independent clinical investigators, and other third party service providers for successful execution of our clinical trials, but do not control many aspects of their activities. We are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, for conducting and recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule, or may not conduct our clinical trials in accordance with regulatory requirements or our stated protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates.

Unsuccessful or delayed regulatory approvals required to exploit the commercial potential of our products could increase our future development costs or impair our future sales.

None of our products or technologies have been approved by the FDA for sales in the United States or in foreign countries. To exploit the commercial potential of our technologies, we are conducting and planning to conduct additional pre-clinical studies and clinical trials. This process is expensive and can require a significant amount of time. Failure can occur at any stage of testing, even if the results are favorable. Failure to adequately demonstrate safety and efficacy in clinical trials would prevent regulatory approval and restrict our ability to commercialize our technologies. Any such failure may severely harm our business. In addition, any approvals we obtain may not cover all of the clinical indications for which approval is sought, or may contain significant limitations in the form of narrow indications, warnings, precautions or contraindications with respect to conditions of use, or in the form of onerous risk management plans, restrictions on distribution, or post-approval study requirements.

State pharmaceutical marketing compliance and reporting requirements may expose us to regulatory and legal action by state governments or other government authorities.

In recent years, several states, including California, Vermont, Maine, Minnesota, New Mexico and West Virginia, have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs and file periodic reports on sales, marketing, pricing and other activities. Similar legislation is being considered in other states. Many of these requirements are new and uncertain, and available guidance is limited. Unless we are in full compliance with these laws, we could face enforcement action and fines and other penalties and could receive adverse publicity, all of which could harm our business.

We may be subject to new federal and state legislation to submit information on our open and completed clinical trials to public registries and databases.

In 1997, a public registry of open clinical trials involving drugs intended to treat serious or life-threatening diseases or conditions was established under the Food and Drug Administration Modernization Act, or the FDMA, in order to promote public awareness of and access to these clinical trials. Under the FDMA, pharmaceutical manufacturers and other trial sponsors are required to post the general purpose of these trials, as well as the eligibility criteria, location and contact information of the trials. Since the establishment of this registry, there has been significant public debate focused on broadening the types of trials included in this or other registries, as well as providing for public access to clinical trial results. A voluntary coalition of medical journal editors has adopted a resolution to publish results only from those trials that have been registered with a no-cost, publicly accessible database, such as www.clinicaltrials.gov. Federal legislation was introduced in the fall of 2004 to expand www.clinicaltrials.gov and to require the inclusion of study results in this registry. The Pharmaceutical Research and Manufacturers of America has also issued voluntary principles for its members to make results from certain clinical studies publicly available and has established a website for this purpose. Other groups have adopted or are considering similar proposals for clinical trial registration and the posting of clinical trial results. Failure to comply with any clinical trial posting requirements could expose us to negative publicity, fines and other penalties, all of which could materially harm our business.

We will face uncertainty related to pricing and reimbursement and health care reform.

In both domestic and foreign markets, sales of our products will depend in part on the availability of reimbursement from third-party payers such as government health administration authorities, private health insurers, health maintenance organizations and other health care-related organizations. Reimbursement by such payers is presently undergoing reform and there is significant uncertainty at this time how this will affect sales of certain pharmaceutical products.

Medicare, Medicaid and other governmental healthcare programs govern drug coverage and reimbursement levels in the United States. Federal law requires all pharmaceutical manufacturers to rebate a percentage of their revenue arising from Medicaid-reimbursed drug sales to individual states. Generic drug manufacturers’ agreements with federal and state governments provide that the manufacturer will remit to each state Medicaid agency, on a quarterly basis, 11% of the average manufacturer price for generic products marketed and sold under abbreviated new drug applications covered by the state’s Medicaid program. For proprietary products, which are marketed and sold under new drug applications, manufacturers are required to rebate the greater of (a) 15.1% of the average manufacturer price or (b) the difference between the average manufacturer price and the lowest manufacturer price for products sold during a specified period.

Both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation, rules and regulations designed to contain or reduce the cost of health care. Existing regulations that affect the price of pharmaceutical and other medical products may also change before any of our products are approved for marketing. Cost control initiatives could decrease the price that we receive for any product developed in the future. In addition, third-party payers are increasingly challenging the price and cost-effectiveness of medical products and services and litigation has been filed against a number of pharmaceutical companies in relation to these issues. Additionally, some uncertainty may exist as to the reimbursement status of newly approved injectable pharmaceutical products. Our products may not be considered cost effective or adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an adequate return on our investment.

We may not be successful in establishing collaborations for product candidates we may seek to commercialize, which could adversely affect our ability to discover, develop and commercialize products.

We expect to seek collaborations for the development and commercialization of product candidates in the future. The timing and terms of any collaboration will depend on the evaluation by prospective collaborators of the trial results and other aspects of our vaccine’s safety and efficacy profile. If we are unable to reach agreements with suitable collaborators for any product candidate, we would be forced to fund the entire development and commercialization of such product candidates, and we may not have the resources to do so. If resource constraints require us to enter into a collaboration early in the development of a product candidate, we may be forced to accept a more limited share of any revenues this product may eventually generate. We face significant competition in seeking appropriate collaborators. Moreover, these collaboration arrangements are complex and time-consuming to negotiate and document. We may not be successful in our efforts to establish collaborations or other alternative arrangements for any product candidate. Even if we are successful in establishing collaborations, we may not be able to ensure fulfillment by collaborators of their obligations or our expectations.

We do not have sales and marketing experience and our lack of experience may restrict our success in commercializing our product candidates.

We do not have experience in marketing or selling vaccines. We may be unable to establish satisfactory arrangements for marketing, sales and distribution capabilities necessary to commercialize and gain market acceptance for our products. To obtain the expertise necessary to successfully market and sell our vaccines, will require the development of our own commercial infrastructure and/or collaborative commercial arrangements and partnerships. Our ability to make that investment and also execute our current operating plan is dependent on numerous factors, including, the performance of third party collaborators with whom we may contract. Accordingly, we may not have sufficient funds to successfully commercialize our vaccines in the United States or elsewhere.

We may be required to defend lawsuits or pay damages for product liability claims.

Product liability is a major risk in testing and marketing biotechnology and pharmaceutical products. We may face substantial product liability exposure in human clinical trials and for products that we sell after regulatory approval. We carry product liability insurance and we expect to continue such policies. Product liability claims, regardless of their merits, could exceed policy limits, divert management’s attention, and adversely affect our reputation and the demand for our products.

Risks Related to Our Intellectual Property

Other parties may claim that we infringe their intellectual property or proprietary rights, which could cause us to incur significant expenses or prevent us from selling products.

Our success will depend in part on our ability to operate without infringing the patents and proprietary rights of third parties. The manufacture, use and sale of new products have been subject to substantial patent rights litigation in the pharmaceutical industry. These lawsuits generally relate to the validity and infringement of patents or proprietary rights of third parties. Infringement litigation is prevalent with respect to generic versions of products for which the patent covering the brand name product is expiring, particularly since many companies which market generic products focus their development efforts on products with expiring patents. Pharmaceutical companies, biotechnology companies, universities, research institutions or other third parties may have filed patent applications or may have been granted patents that cover aspects of our products or our licensors’ products, product candidates or other technologies.

Future or existing patents issued to third parties may contain patent claims that conflict with our products. We expect to be subject to infringement claims from time to time in the ordinary course of business, and third parties could assert infringement claims against us in the future with respect to our current products or with respect to products that we may develop or license. Litigation or interference proceedings could force us to:

•	stop or delay selling, manufacturing or using products that incorporate or are made using the challenged intellectual property;

•	pay damages; or

•	enter into licensing or royalty agreements that may not be available on acceptable terms, if at all.

Any litigation or interference proceedings, regardless of their outcome, would likely delay the regulatory approval process, be costly and require significant time and attention of our key management and technical personnel.

Any inability to protect intellectual property rights in the United States and foreign countries could limit our ability to manufacture or sell products.

We will rely on trade secrets, unpatented proprietary know-how, continuing technological innovation and, in some cases, patent protection to preserve a competitive position. Our patents and licensed patent rights may be challenged, invalidated, infringed or circumvented, and the rights granted in those patents may not provide proprietary protection or competitive advantages to us. We and our licensors may not be able to develop patentable products. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us. If patents containing competitive or conflicting claims are issued to third parties, we may be prevented from commercializing the products covered by such patents, or may be required to obtain or develop alternate technology. In addition, other parties may duplicate, design around or independently develop similar or alternative technologies.

We may not be able to prevent third parties from infringing or using our intellectual property, and the parties from whom we may license intellectual property may not be able to prevent third parties from infringing or using the licensed intellectual property. We generally will attempt to control and limit access to, and the distribution of, our product documentation and other proprietary information. Despite efforts to protect this proprietary information, however, unauthorized parties may obtain and use information that we may regard as proprietary. Other parties may independently develop similar know-how or may even obtain access to these technologies.

The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries.

The U.S. Patent and Trademark Office and the courts have not established a consistent policy regarding the breadth of claims allowed in pharmaceutical patents. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and the risk of infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights.

Risks Related to Our Common Stock

The sale of our common stock to Fusion Capital may cause dilution and the sale of the shares of common stock acquired by Fusion Capital could cause the price of our common stock to decline.

In connection with entering into the common stock purchase agreement with Fusion Capital, we authorized the sale to Fusion Capital of up to 35.0 million shares of our common stock. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the agreement. The purchase price for the common stock to be sold to Fusion Capital pursuant to the common stock purchase agreement will fluctuate based on the price of our common stock. Depending upon market liquidity at the time, a sale of shares by Fusion Capital at any given time could cause the trading price of our common stock to decline. Sales to Fusion Capital by us under the agreement may result in substantial dilution to the interests of other holders of our common stock.

The agreement with Fusion Capital may adversely impact our other fundraising initiatives.

The sale of a substantial number of shares of our common stock under our arrangement with Fusion Capital, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. However, we have the right to control the timing and amount of any sales of our shares to Fusion Capital and the agreement may be terminated by us at any time at our discretion without any cost to us.

The market price of our common stock is highly volatile.

The market price of our common stock has been and is expected to continue to be highly volatile. Factors, including announcements of technological innovations by us or other companies, regulatory matters, new or existing products or procedures, concerns about our financial position, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, may have a significant impact on the market price of our stock. In addition, potential dilutive effects of future sales of shares of common stock by shareholders and by the Company, and subsequent sale of common stock by the holders of warrants and options could have an adverse effect on the market price of our shares.

Our common stock is and likely will remain subject to the SEC’s “Penny Stock” rules, which may make our shares more difficult to sell.

Because the price of our common stock is currently and may remain less than $5.00 per share, it is classified as a “penny stock.” The SEC rules regarding penny stocks may have the effect of reducing trading activity in our shares, making it more difficult for investors to sell. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	make a special written suitability determination for the purchaser;

•	receive the purchaser’s written agreement to a transaction prior to sale;

•	provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies;

•	obtain a signed and dated acknowledgement from the purchaser demonstrating that the purchaser has received the required risk disclosure document before a transaction in a “penny stock” can be completed; and

•	give bid and offer quotations and broker and salesperson compensation information to the customer orally or in writing before or with the confirmation.

These rules make it more difficult for broker-dealers to effectuate customer transactions and trading activity in our securities and may result in a lower trading volume of our common stock and lower trading prices.

Item 6.	Selected Financial Data

The following selected financial data are derived from our audited consolidated financial statements. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the information set forth below in conjunction with the information contained in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our consolidated financial statements and the related notes, beginning on page F-1 of this Report.

	2008	2007	2006	2005	2004

Statement of Operations Data:
Total revenues (grant income)	$2,910,170	$237,004	$852,905	$670,467	$714,852
Net loss	(3,728,187)	(4,241,796)	(584,166)	(1,611,086)	(2,351,828)
Basic and diluted net loss per common share	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)
Balance Sheet Data:
Total assets	3,056,241	3,246,404	2,396,330	1,685,218	1,870,089
Redeemable convertible preferred stock	—	—	—	1,016,555	938,475
Total stockholders’ equity (deficit)	2,709,819	2,647,866	2,203,216	(500,583)	(389,497)

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with the discussion under “Selected Financial Data” and our consolidated financial statements included in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties because they are based on current expectations and relate to future events and our future financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report.

Overview

GeoVax is a clinical stage biotechnology company focused on developing human vaccines for diseases caused by Human Immunodeficiency Virus and other infectious agents. We have exclusively licensed from Emory University certain HIV vaccine technology which was developed in collaboration with the National Institutes of Health and the Centers for Disease Control and Prevention.

Our HIV vaccine candidates have successfully completed preclinical efficacy testing in non-human primates and Phase 1 clinical testing trials in humans. A Phase 2a human clinical trial for our preventative HIV vaccine candidate was initiated during the fourth quarter of 2008, and patient enrollment commenced in February 2009. The costs of conducting our human clinical trials to date have been borne by HVTN, with GeoVax incurring costs associated with manufacturing the clinical vaccine supplies and other study support. HVTN will also bear the cost of conducting our Phase 2a human clinical study, but we can not predict the level of support we will receive from HVTN for any additional clinical studies. Our operations are also partially supported by an Integrated Preclinical/Clinical AIDS Vaccine Development [IPCAVD] Grant from the NIH. We expect this grant to provide approximately $15 million (approximately $3 million awarded annually) to us over a five year period that began in October 2007. The grant is subject to annual renewal, with the latest grant award covering the period from September 2008 through August 2009. We intend to pursue additional grants from the federal government, however, as we progress to the later stages of our vaccine development activities, government financial support may be more difficult to obtain, or may not be available at all. It will, therefore, be necessary for us to look to other sources of funding in order to finance our development activities.

We anticipate incurring additional losses for several years as we expand our drug development and clinical programs and proceed into higher cost human clinical trials. Conducting clinical trials for our vaccine candidates in development is a lengthy, time-consuming and expensive process. We do not expect to generate product sales from our development efforts for several years. If we are unable to successfully develop and market pharmaceutical products over the next several years, our business, financial condition and results of operations will be adversely impacted.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and adjusts the estimates as necessary. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Our significant accounting policies are summarized in Note 2 to our consolidated financial statements. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Impairment of Long-Lived Assets.  Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the discounted expected future net cash flows from the assets.

Revenue Recognition.  We recognize revenue in accordance with the SEC’s Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104, Revenue Recognition, (“SAB 104”). SAB No. 104 provides guidance in applying U.S. generally accepted accounting principles to revenue recognition issues, and specifically addresses revenue recognition for upfront, nonrefundable fees received in connection with research collaboration agreements. Our revenue consists primarily of government grant revenue, which is recorded as income as the related costs are incurred.

Stock-Based Compensation.  Effective January 1, 2006, we adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments (“SFAS 123R”), which requires the measurement and recognition of compensation expense for all share-based payments made to employees and directors based on estimated fair values on the grant date. SFAS 123R replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. We adopted SFAS 123R using the prospective application method which requires us to apply the provisions of SFAS 123R prospectively to new awards and to awards modified, repurchased or cancelled after December 31, 2005. Awards granted after December 31, 2005 are valued at fair value in accordance with the provisions of SFAS 123R and recognized on a straight line basis over the service periods of each award.

Liquidity and Capital Resources

At December 31, 2008, we had cash and cash equivalents of $2,191,180 and total assets of $3,056,241, as compared to $1,990,356 and $3,246,404, respectively, at December 31, 2007. Working capital totaled $2,455,412 at December 31, 2008, compared to $2,432,276 at December 31, 2007.

Sources and Uses of Cash.  We are a development-stage company and do not have any products approved for sale. Due to our significant research and development expenditures, we have not been profitable and have generated operating losses since our inception in 2001. Our primary sources of cash are from sales of our equity securities and from government grant funding.

Cash Flows from Operating Activities.  Net cash used in operating activities was $2,367,886, $3,265,743 and $1,327,941 for the years ended December 31, 2008, 2007 and 2006, respectively. Generally, the differences between years are due to fluctuations in our net losses which, in turn, result from fluctuations in expenditures from our research activities, offset by net changes in our assets and liabilities.

In September 2007, the National Institutes of Health (NIH) awarded us an Integrated Preclinical/Clinical AIDS Vaccine Development (IPCAVD) grant to support our HIV/AIDS vaccine program. The project period for the grant covers a five year period which commenced October 2007, with an award of approximately $3 million per year, or $15 million in the aggregate. We are utilizing this funding to further our HIV/AIDS vaccine development, optimization, and production for human clinical trial testing. The funding we receive pursuant to this grant is recorded as revenue at the time the related expenditures are incurred, and thus partially offsets our net losses.

Cash Flows from Investing Activities.  Our investing activities have consisted predominantly of capital expenditures. Capital expenditures for the years ended December 31, 2008, 2007 and 2006, were $99,831, $-0-, and $69,466, respectively.

Cash Flows from Financing Activities.  Net cash provided by financing activities was $2,668,541, $3,167,950 and $2,212,849 for the years ended December 31, 2008, 2007 and 2006, respectively. The cash generated by our financing activities generally relates to the sale of our common stock to individual accredited investors and to Fusion Capital, offset by costs associated with our financing arrangement with Fusion Capital (see below).

In May 2008, we signed the Purchase Agreement with Fusion Capital Fund II, LLC, an Illinois limited liability company (“Fusion Capital”) which provides for the sale of up to $10 million of shares of our common stock. In connection with this agreement, we filed a registration statement related to the transaction with the SEC covering the shares that have been issued or may be issued to Fusion Capital under the Purchase Agreement. The SEC declared effective the registration statement on July 1, 2008, and we now have the right until July 1, 2010 to sell our shares of common stock to Fusion Capital from time to time in amounts ranging from $80,000 to $1 million per purchase transaction, depending on certain conditions as set forth in the Purchase Agreement. During 2008 we received $500,000 from the sale of our common stock to Fusion Capital pursuant to this arrangement.

We believe that our current working capital, combined with the proceeds from the IPCAVD grant awarded annually from the NIH and our anticipated use of the Purchase Agreement with Fusion Capital, will be sufficient to support our planned level of operations through 2009 and into 2010. The extent to which we rely on the Purchase Agreement as a source of funding will depend on a number of factors including the prevailing market price of our common stock and the extent to which we can secure working capital from other sources if we choose to seek such other sources. Even if we are able to access the full $10 million under the Purchase Agreement, we may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects. While we believe that we will be successful in obtaining the necessary financing to fund our operations through the Purchase Agreement or through other sources, there can be no assurances that such additional funding will be available to us on reasonable terms or at all.

Our capital requirements, particularly as they relate to product research and development, have been and will continue to be significant. We intend to seek FDA approval of our products, which may take several years. We will not generate revenues from the sale of our products for at least several years, if at all. We will be dependent on obtaining financing from third parties in order to maintain our operations, including our clinical program. Due to the existing uncertainty in the capital and credit markets, and adverse regional and national economic conditions which may persist or worsen, capital may not be available on terms acceptable to the Company or at all. If we fail to obtain additional funding when needed, we would be forced to scale back or terminate our operations, or to seek to merge with or to be acquired by another company.

We have no off-balance sheet arrangements that are likely or reasonably likely to have a material effect on our financial condition or results of operations.

Contractual Obligations

As of December 31, 2008, we had approximately $203,000 of unrecorded contractual commitments associated with our vaccine manufacturing activities, for services expected to be rendered to us during 2009. As of that date, we had no other firm purchase obligations or commitments for capital expenditures, no committed lines of credit or other committed funding or long-term debt, and no lease obligations (operating or capital). We have employment agreements with our senior management team, each of which may be terminated with 30 days advance notice. We have no other contractual obligations, with the exception of commitments which are contingent upon the occurrence of future events.

In July 2008, we signed a non-binding letter of intent for a joint collaboration and commercial license for the use of vaccine manufacturing technology owned by Vivalis S.A., a French biopharmaceutical company. Subsequent to the signing of the letter of intent, we paid a signing fee of approximately $241,000 to Vivalis, and upon execution of the final license agreement, we will incur a commitment of approximately $900,000 as our contribution to the joint development effort in 2009 and early 2010. As the development milestone fees are denominated in Euros, this estimate of our financial commitment is based on current exchange rates; the actual amounts will be greater or lesser, depending on the actual exchange rates at the time of each milestone achievement.

Net Operating Loss Carryforward

At December 31, 2008, we had consolidated net operating loss carryforwards for income tax purposes of $70 million, which will expire in 2010 through 2028 if not utilized. Approximately $59.7 million of our net operating loss carryforwards relate to the operations of the Company (Dauphin Technology, Inc.) prior to the Merger. We also have research and development tax credits of $355,000 available to reduce income taxes, if any, which will expire in 2022 through 2027 if not utilized. The amount of net operating loss carryforwards and research tax credits available to reduce income taxes in any particular year may be limited in certain circumstances. Based on an assessment of all available evidence including, but not limited to, our limited operating history in our core business and lack of profitability, uncertainties of the commercial viability of our technology, the impact of government regulation and healthcare reform initiatives, and other risks normally associated with biotechnology companies, we have concluded that it is more likely than not that these net operating loss carryforwards and credits will not be realized and, as a result, a 100% deferred tax valuation allowance has been recorded against these assets.

Results of Operations

Net Loss

We recorded net losses of $3,728,187, $4,241,796 and $584,166 for the years ended December 31, 2008, 2007 and 2006, respectively. Our operating results will typically fluctuate due to the timing of activities and related costs associated with our vaccine research and development activities and our general and administrative costs, as described in more detail below.

Grant Revenue

We recorded grant revenues of $2,910,170 in 2008, $237,004 in 2007 and $852,905 in 2006. Grant revenue reported during 2006 relates to projects covered by grants from the National Institutes of Health issued to Emory University and subcontracted to us pursuant to collaborative arrangements with Emory University. The activities associated with these grants were completed during 2006. During 2007, we were awarded an Integrated Preclinical/Clinical AIDS Vaccine Development (IPCAVD) grant by the National Institutes of Health (NIH) to support our HIV/AIDS vaccine program. The project period for this grant covers a five year period which commenced during October 2007, with expected annual awards of between $3-4 million, or approximately $15-16 million in the aggregate. We are utilizing this funding to further our HIV/AIDS vaccine development, optimization and production. The grant is subject to annual renewal, with the latest grant award covering the period from September 2008 through August 2009. As of December 31, 2008, there is approximately $3 million remaining from the current year’s award and carryovers from the prior year award. Assuming that the remaining budgeted amounts under the grant are awarded to the Company, there is an additional $10 million available through the grant. We expect to record between $3.4 to $3.6 million in revenues associated with the grant during 2009.

Research and Development

Our research and development expenses were $3,741,489 in 2008, $1,757,125 in 2007 and $665,863 in 2006. Research and development expenses vary considerably on a period-to-period basis, primarily depending on our need for vaccine manufacturing and testing of manufactured vaccine by third parties. Research and development expense includes stock-based compensation expense of $494,041, $284,113 and $-0- for 2008, 2007 and 2006, respectively (see discussion below). Research and development costs increased during the 2007 and 2008 periods as a direct result of spending associated with the NIH grant discussed above, and due to costs associated with our vaccine manufacturing activities in preparation for commencement of Phase 2 clinical testing, as well as the addition of new scientific personnel. Our recently initiated Phase 2a clinical trial will be conducted and funded by the HVTN, but we are responsible for the manufacture of vaccine product to be used in the trial. We can not predict the level of support we may receive from HVTN or other federal agencies (or divisions thereof) for our future clinical trials. We expect that our research and development costs will continue to increase in 2009 and beyond as we progress through the human clinical trial process leading up to possible product approval by the FDA.

In July 2008, we signed a letter of intent with Vivalis S.A., a French biopharmaceutical company, for joint collaboration and license of Vivalis’ proprietary EBx® technology. The letter of intent contemplates development of a process using the EBx® technology to manufacture the MVA component of the GeoVax HIV-1 vaccine. Vivalis’ vaccine manufacturing technology is based on a duck embryonic stem cell substrate platform, providing continuous growth from a fully characterized frozen cell bank without necessitating fertilized embryo extraction and processing, as with present chicken cell based technologies. Furthermore, the EB66® cell line can be grown in suspension (without the cells attached to the surface of the growth vessel) and can be scaled up for growth in giant bioreactors (a cutting edge industrial method) for large scale production of the MVA viral vaccine. We expect the final agreement with Vivalis to be executed during the first half of 2009. Subsequent to execution of this agreement, we expect to incur substantial costs associated with development of this vaccine manufacturing technology, with preliminary cost estimates ranging from $1.5 to $2.0 million during 2009 and early 2010.

General and Administrative Expense

Our general and administrative expenses were $2,970,068 in 2008, $2,784,182 in 2007 and $843,335 in 2006. General and administrative costs have substantially increased during the three year period ending December 31, 2007 primarily as a result of the Company becoming a publicly-traded entity subsequent to the merger of GeoVax Labs, Inc and GeoVax, Inc. in September 2006. These higher costs include, among other things, the costs of an expanded management team (including the engagement of our Chief Financial Officer in October 2006 and our Senior Vice President in January 2007), a newly instituted investor relations program, costs associated with an expanded Board of Directors, costs associated with our efforts to comply with the Sarbanes-Oxley Act of 2002, and increased legal and accounting fees associated with compliance with securities laws. General and administrative expense includes stock-based compensation expense of $1,525,008, $1,234,380 and $-0- for 2008, 2007 and 2006, respectively (see discussion below). We expect that general and administrative expenses may increase in the future in support of expanded research and development activities.

Stock-Based Compensation Expense

During 2008, we recorded total stock-based compensation expense of $2,019,049, which was allocated to research and development expense ($494,041), or general and administrative expense ($1,525,008) according to the classification of cash compensation paid to the employee, consultant or director to whom the stock compensation was granted. During 2007, we recorded total stock-based compensation expense of $1,518,496, of which $284,113 was allocated to research and development expense and $1,234,380 was allocated to general and administrative expense. No stock-based compensation expense was recorded during 2006. Stock-based compensation expense is calculated and recorded in accordance with the provisions of SFAS 123R. We adopted SFAS 123R using the prospective application method which requires us to apply its provisions prospectively to new awards and to awards modified, repurchased or cancelled after December 31, 2005. Awards granted after December 31, 2005 are valued at fair value in accordance with the provisions of SFAS 123R and recognized on a straight line basis over the service periods of each award. We did not grant or modify any share-based compensation during 2006, thus no expense was recorded during for that year.

Other Income

Interest income was $73,200 in 2008, $62,507 in 2007 and $72,127 in 2006. The variances between years are primarily attributable to the cash available for investment, which totaled $2,191,180 at December 31, 2008, $1,990,356 at December 31, 2007 and $2,088,149 at December 31, 2006.

Impact of Inflation

For the three year period ending December 31, 2008, we do not believe that inflation and changing prices had a material impact on our operations or on our financial results.

Off-Balance Sheet Arrangements

We have not entered into off-balance sheet financing arrangements, other than operating leases.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

INDEX TO 2008 CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm on Financial Statements	F-2
Consolidated Balance Sheets as of December 31, 2008 and 2007	F-3
Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006 and for the Period from Inception (June 27, 2001) to December 31, 2008	F-4
Consolidated Statements of Stockholders’ Equity (Deficiency) for the Period from Inception (June 27, 2001) to December 31, 2008	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006 and for the Period from Inception (June 27, 2001) to December 31, 2008	F-6
Notes to Consolidated Financial Statements	F-7
Financial Statement Schedule:
Schedule II — Valuation and Qualifying Accounts for the years ended December 31, 2008, 2007 and 2006	F-20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON FINANCIAL STATEMENTS

To the Board of Directors
GeoVax Labs, Inc.
Atlanta, Georgia

We have audited the accompanying consolidated balance sheet of GeoVax Labs, Inc. and subsidiary (a development stage company) (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008, and for the period of time considered part of the development stage from January 1, 2006 to December 31, 2008, except we did not audit the Company’s financial statements for the period from June 27, 2001 to December 31, 2005 which were audited by other auditors. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GeoVax Labs, Inc. and subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit of the consolidated financial statements also included the financial statement schedule of the Company, listed in Item 15(a) of this Form 10-K. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit of the consolidated financial statements. In our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), GeoVax Labs, Inc. and subsidiary’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 5, 2009, expressed an unqualified opinion on the effectiveness of GeoVax Labs, Inc.’s internal control over financial reporting.

/s/  PORTER KEADLE MOORE LLP

Atlanta, Georgia
March 5, 2009

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007

ASSETS
Current assets:
Cash and cash equivalents	$2,191,180	$1,990,356
Grant funds receivable	311,368	93,260
Stock subscriptions receivable	—	897,450
Prepaid expenses and other	299,286	49,748

Total current assets	2,801,834	3,030,814
Property and equipment, net of accumulated depreciation of $112,795 and $76,667 at December 31, 2008 and 2007, respectively	138,847	75,144
Other assets:
Licenses, net of accumulated amortization of $134,276 and $109,390 at December 31, 2008 and 2007, respectively	114,580	139,466
Deposits	980	980

Total other assets	115,560	140,446

Total assets	$3,056,241	$3,246,404

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$176,260	$390,993
Amounts payable to related parties	170,162	156,225
Accrued salaries	—	51,320

Total current liabilities	346,422	598,538
Commitments (Note 5)
Stockholders’ equity:
Common stock, $.001 par value, 900,000,000 shares authorized 747,448,876 and 731,627,926 shares outstanding at December 31, 2008 and 2007, respectively	747,449	731,628
Additional paid-in capital	16,215,966	12,441,647
Deficit accumulated during the development stage	(14,253,596)	(10,525,409)

Total stockholders’ equity	2,709,819	2,647,866

Total liabilities and stockholders’ equity	$3,056,241	$3,246,404

See accompanying report of independent registered public accounting firm and notes to financial statements.

GEOVAX LABS. INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

CONSOLIDATED STATEMENTS OF OPERATIONS

				From Inception
	Years Ended December 31,			(June 27, 2001) to
	2008	2007	2006	December 31, 2008

Grant revenue	$2,910,170	$237,004	$852,905	$6,558,355
Operating expenses:
Research and development	3,741,489	1,757,125	665,863	12,491,663
General and administrative	2,970,068	2,784,182	843,335	8,598,125

	6,711,557	4,541,307	1,509,198	21,089,788

Loss from operations	(3,801,387)	(4,304,303)	(656,293)	(14,531,433)
Other income (expense):
Interest income	73,200	62,507	72,127	283,506
Interest expense	—	—	—	(5,669)

	73,200	62,507	72,127	277,837

Net loss	$(3,728,187)	$(4,241,796)	$(584,166)	$(14,253,596)

Basic and diluted:
Loss per common share	$(0.01)	$(0.01)	$(0.00)	$(0.03)
Weighted average shares	740,143,397	714,102,311	414,919,141	425,026,119

See accompanying report of independent registered public accounting firm and notes to financial statements.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

					Deficit
					Accumulated	Total
				Stock	during the	Stockholders’
	Common Stock		Additional	Subscription	Development	Equity
	Shares	Amount	Paid In Capital	Receivable	Stage	(Deficiency)

Capital contribution at inception (June 27, 2001)	—	$—	$10	$—	$—	$10
Net loss for the year ended December 31, 2001	—	—	—	—	(170,592)	(170,592)

Balance at December 31, 2001	—	—	10	—	(170,592)	(170,582)
Sale of common stock for cash	139,497,711	139,498	(139,028)	—	—	470
Issuance of common stock for technology license	35,226,695	35,227	113,629	—	—	148,856
Net loss for the year ended December 31, 2002	—	—	—	—	(618,137)	(618,137)

Balance at December 31, 2002	174,724,406	174,725	(25,389)	—	(788,729)	(639,393)
Sale of common stock for cash	61,463,911	61,464	2,398,145	—	—	2,459,609
Net loss for the year ended December 31, 2003	—	—	—	—	(947,804)	(947,804)

Balance at December 31, 2003	236,188,317	236,189	2,372,756	—	(1,736,533)	872,412
Sale of common stock for cash and stock subscription receivable	74,130,250	74,130	2,915,789	(2,750,000)	—	239,919
Cash payments received on stock subscription receivable	—	—	—	750,000	—	750,000
Issuance of common stock for technology license	2,470,998	2,471	97,529	—	—	100,000
Net loss for the year ended December 31, 2004	—	—	—	—	(2,351,828)	(2,351,828)

Balance at December 31, 2004	312,789,565	312,790	5,386,074	(2,000,000)	(4,088,361)	(389,497)
Cash payments received on stock subscription receivable	—	—	—	1,500,000		1,500,000
Net loss for the year ended December 31, 2005	—	—	—	—	(1,611,086)	(1,611,086)

Balance at December 31, 2005	312,789,565	312,790	5,386,074	(500,000)	(5,699,447)	(500,583)
Cash payments received on stock subscription receivable	—	—	—	500,000	—	500,000
Conversion of preferred stock to common stock	177,542,538	177,543	897,573	—	—	1,075,116
Common stock issued in connection with merger	217,994,566	217,994	1,494,855	—	—	1,712,849
Issuance of common stock for cashless warrant exercise	2,841,274	2,841	(2,841)	—	—	—
Net loss for the year ended December 31, 2006	—	—	—	—	(584,166)	(584,166)

Balance at December 31, 2006	711,167,943	711,168	7,775,661	—	(6,283,613)	2,203,216
Sale of common stock for cash	20,336,433	20,336	3,142,614	—	—	3,162,950
Issuance of common stock upon stock option exercise	123,550	124	4,876	—	—	5,000
Stock-based compensation expense	—	—	1,518,496	—	—	1,518,496
Net loss for the year ended December 31, 2007	—	—	—	—	(4,241,796)	(4,241,796)

Balance at December 31, 2007	731,627,926	731,628	12,441,647	—	(10,525,409)	2,647,866
Sale of common stock for cash in private placement transactions	8,806,449	8,806	1,356,194	—	—	1,365,000
Transactions related to common stock purchase agreement with Fusion Capital	6,514,501	6,515	399,576	—	—	406,091
Stock-based compensation:
Stock options	—	—	1,798,169	—	—	1,798,169
Consultant warrants	—	—	146,880	—	—	146,880
Issuance of common stock for consulting services	500,000	500	73,500	—	—	74,000
Net loss for the year ended December 31, 2008	—	—	—	—	(3,728,187)	(3,728,187)

Balance at December 31, 2008	747,448,876	$747,449	$16,215,966	$—	$(14,253,596)	$2,709,819

See accompanying report of independent registered public accounting firm and notes to financial statements.

GEOVAX LABS. INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

CONSOLIDATED STATEMENTS OF CASH FLOWS

				From Inception
	Years Ended December 31,			(June 27, 2001) to
	2008	2007	2006	December 31, 2008

Cash flows from operating activities:
Net loss	$(3,728,187)	$(4,241,796)	$(584,166)	$(14,253,596)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	61,014	54,461	49,095	247,071
Accretion of preferred stock redemption value	—	—	58,561	346,673
Stock-based compensation expense	2,019,049	1,518,496	—	3,537,545
Changes in assets and liabilities
Grant funds receivable	(218,108)	(93,260)	—	(311,368)
Stock subscriptions receivable	—	(897,450)	—	—
Prepaid expenses and other current assets	(249,538)	(11,618)	124,701	(299,286)
Deposits	—	—	—	(980)
Accounts payable and accrued expenses	(252,116)	405,424	(123,227)	346,422
Unearned grant revenue	—	—	(852,905)	—

Total adjustments	1,360,301	976,053	(743,775)	3,866,077

Net cash used in operating activities	(2,367,886)	(3,265,743)	(1,327,941)	(10,387,519)
Cash flows from investing activities:
Purchase of property and equipment	(99,831)	—	(69,466)	(251,642)

Net cash used in investing activities	(99,831)	—	(69,466)	(251,642)
Cash flows from financing activities:
Net proceeds from sale of common stock	2,668,541	3,162,950	2,212,849	12,096,898
Net proceeds from exercise of stock options	—	5,000	—	5,000
Net proceeds from sale of preferred stock	—	—	—	728,443

Net cash provided by financing activities	2,668,541	3,167,950	2,212,849	12,830,341

Net increase (decrease) in cash and cash equivalents	200,824	(97,793)	815,442	2,191,180
Cash and cash equivalents at beginning of period	1,990,356	2,088,149	1,272,707	—

Cash and cash equivalents at end of period	$2,191,180	$1,990,356	$2,088,149	$2,191,180

Supplemental disclosure of cash flow information Interest paid	$—	$—	$—	$5,669

Supplemental disclosure of non-cash investing and financing activities:

In connection with the Merger discussed in Note 6, all of the outstanding shares of the Company’s mandatory redeemable convertible preferred stock were converted into shares of common stock as of September 28, 2006.

See accompanying report of independent registered public accounting firm and notes to financial statements.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2008, 2007 and 2006 and
Period from Inception (June 27, 2001) to December 31, 2008

1.	Nature of Business

GeoVax Labs, Inc. (“GeoVax” or the “Company”), is a development stage biotechnology company focused on developing human vaccines for diseases caused by Human Immunodeficiency Virus (HIV) and other infectious agents. As discussed in Note 3, the Company has exclusively licensed from Emory University vaccine technology which was developed in collaboration with the National Institutes of Health (NIH) and the Centers for Disease Control and Prevention (CDC).

The Company was originally incorporated in June 1988 under the laws of Illinois as Dauphin Technology, Inc. (“Dauphin”). Dauphin was unsuccessful and its operations were terminated in December 2003. In September 2006, Dauphin completed a merger (the “Merger”) with GeoVax, Inc. which was incorporated under the laws of Georgia in June 2001 (date of “inception”). As a result of the Merger, the shareholders of GeoVax, Inc. exchanged their shares of common stock for Dauphin common stock and GeoVax, Inc. became a wholly-owned subsidiary of Dauphin. In connection with the Merger, Dauphin changed its name to GeoVax Labs, Inc., replaced its officers and directors with those of GeoVax, Inc. and moved its offices to Atlanta, Georgia. The Company does not conduct any business other than GeoVax, Inc.’s business of developing human vaccines. The Merger was accounted for under the purchase method of accounting as a reverse acquisition in accordance with U.S. generally accepted accounting principles. Under this method of accounting, Dauphin was treated as the acquired company and, accordingly, all financial information prior to the date of Merger presented in the accompanying condensed consolidated financial statements, or in the notes herein, as well as any references to prior operations, are those of GeoVax, Inc. In June 2008, the Company was reincorporated under the laws of the State of Delaware.

The Company is devoting all of its present efforts to research and development. We have funded our activities to date almost exclusively from equity financings and government grants, and we will continue to require substantial funds to continue these activities.

In September 2007, the National Institutes of Health awarded the Company a grant of approximately $15 million (approximately $3 million awarded annually) to be funded over a 5 year period (see Note 4). And in May 2008, we entered into a $10 million common stock purchase agreement with a third party institutional fund (see Note 7) which we are presently utilizing to meet our additional cash needs, there is currently approximately $9.4 million remaining in undrawn funds pursuant to this arrangement. We expect that the proceeds from the NIH grant, combined with our existing cash resources and our anticipated use of the common stock purchase agreement, will be sufficient to fund our planned activities through 2009 and into 2010. The extent to which we rely on the common stock purchase agreement as a source of funding will depend on a number of factors including the prevailing market price of our common stock and the extent to which we can secure working capital from other sources if we choose to seek such other sources.

While we believe that we will be successful in obtaining the necessary financing to fund our operations through the aforementioned financing arrangement or through other sources, the Company’s ability to succeed in its operations is ultimately dependent upon management of our cash resources, successful development of our product candidates, entering into licensing, collaboration or partnership agreements, execution of future financings or transactions and ultimately, upon achievement of positive cash flow from operations. There can be no assurance that additional funds will be available on terms acceptable to the Company or that the Company will ever become profitable.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

As more thoroughly discussed in Note 6, the accompanying consolidated financial statements include the accounts of GeoVax, Inc. from inception together with those of GeoVax Labs, Inc. from September 28, 2006. All intercompany transactions have been eliminated in consolidation.

Development-Stage Enterprise

The Company is a development stage enterprise as defined by Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises. All losses accumulated since inception (June 27, 2001) have been considered as part of the Company’s development stage activities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Our cash and cash equivalents consist primarily of bank deposits and high yield money market accounts. The recorded values approximate fair market values due to the short maturities.

Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments that subject us to concentration of credit risk consist primarily of cash and cash equivalents, which are maintained by a high credit quality financial institution. The carrying values reported in the balance sheets for cash and cash equivalents approximate fair values.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred, while additions and improvements are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to five years. Depreciation expense was $36,128, $29,575 and $24,210 during the years ended December 31, 2008, 2007 and 2006, respectively.

Other Assets

Other assets consist principally of license agreements for the use of technology obtained through the issuance of the Company’s common stock. These license agreements are amortized on a straight line basis over ten years. Amortization expense related to these agreements was $24,886 during each of the years ended December 31, 2008, 2007 and 2006, respectively, and is expected to be $24,886, $24,886, $24,886, $19,923 and $10,000 for each of the next five years, respectively.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the discounted expected future net cash flows from the assets.

Accrued Liabilities

As part of the process of preparing our financial statements, we estimate expenses that we believe we have incurred, but have not yet been billed by our third party vendors. This process involves identifying services and activities that have been performed by such vendors on our behalf and estimating the level to which they have been performed and the associated cost incurred for such service as of each balance sheet date in our financial statements. Examples of expenses for which we accrue include fees for professional services and fees owed to contract manufacturers in conjunction with the manufacture of vaccines for our clinical trials. We make these estimates based upon progress of activities related to contractual obligations and information received from vendors.

Restatement for Recapitalization

All share amounts and per share figures in the accompanying consolidated financial statements and the related footnotes have been restated for the 2006 recapitalization discussed in Note 6, based on the 29.6521 exchange ratio indicated therein.

Net Loss Per Share

Basic and diluted loss per common share are computed based on the weighted average number of common shares outstanding. All common share equivalents (which consist of options and warrants) are excluded from the computation of diluted loss per share since the effect would be antidilutive. Common share equivalents which could potentially dilute basic earnings per share in the future, and which were excluded from the computation of diluted loss per share, totaled: 114,829,102; 93,637,594; and 56,431,032 shares at December 31, 2008, 2007 and 2006, respectively.

Revenue Recognition

We recognize revenue in accordance with the SEC’s Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104, Revenue Recognition, (“SAB 104”). SAB 104 provides guidance in applying U.S. generally accepted accounting principles to revenue recognition issues, and specifically addresses revenue recognition for upfront, nonrefundable fees received in connection with research collaboration agreements. During 2008 and 2007, our revenue consisted of government grant revenue received directly from the National Institutes of Health (see Note 4); in prior years our revenue consisted of grant revenue subcontracted to us from Emory University pursuant to collaborative arrangements. Revenue from these arrangements is approximately equal to the costs incurred and is recorded as income as the related costs are incurred.

Research and Development Expense

Research and development expense primarily consists of costs incurred in the discovery, development, testing and manufacturing of the Company’s product candidates. These expenses consist primarily of (i) fees

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

paid to third-party service providers to perform, monitor and accumulate data related to the Company’s preclinical studies and clinical trials, (ii) costs related to sponsored research agreements, (iii) the costs to procure and manufacture materials used in clinical trials, (iv) laboratory supplies and facility-related expenses to conduct development, and (v) salaries, benefits, and share-based compensation for personnel. These costs are charged to expense as incurred.

Patent Costs

Our expenditures relating to obtaining and protecting patents are charged to expense when incurred, and are included in general and administrative expense.

Period to Period Comparisons

Our operating results are expected to fluctuate for the foreseeable future. Therefore, period-to-period comparisons should not be relied upon as predictive of the results for future periods.

Income Taxes

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance unless, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized.

Stock-Based Compensation

Effective January 1, 2006, we adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments (“SFAS 123R”), which requires the measurement and recognition of compensation expense for all share-based payments made to employees and directors based on estimated fair values on the grant date. SFAS 123R replaces SFAS 123, Accounting for Stock-Based Compensation (“SFAS 123”), and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. We adopted SFAS 123R using the prospective application method which requires us to apply the provisions of SFAS 123R prospectively to new awards and to awards modified, repurchased or cancelled after December 31, 2005. Awards granted after December 31, 2005 are valued at fair value in accordance with the provisions of SFAS 123R and expensed on a straight line basis over the service periods of each award. See Note 7 for additional stock-based compensation information.

Recent Accounting Pronouncements

Effective January 1, 2008, we adopted FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value under generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. In February 2008, the FASB issued Staff Position No. 157-2, (“FSP 157-2”) which delayed the January 1, 2008 effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those already being recognized or disclosed at fair value in the financial

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

statements on a recurring basis (at least annually), until January 1, 2009. Implementation of these standards had no impact on our results of operations, financial position, or cash flows.

Effective January 1, 2008, we adopted FASB Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses in earnings. Such accounting is optional and is generally to be applied instrument by instrument. We currently have no instruments for which we are applying the fair value accounting option provided by SFAS 159, therefore the adoption of SFAS 159 had no impact on our results of operations, financial position, or cash flows.

Effective January 1, 2008, we adopted FASB Emerging Issues Task Force Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-3”). EITF No. 07-3 addresses the diversity that exists with respect to the accounting for the non-refundable portion of a payment made by a research and development entity for future research and development activities. Under EITF 07-3, an entity would defer and capitalize non-refundable advance payments made for research and development activities until the related goods are delivered or the related services are performed. The adoption of EITF 07-3 did not have a material impact on our results of operations, financial position, or cash flows.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). SFAS 161 amends and expands the disclosure requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging.” SFAS 161 is effective for fiscal years beginning after November 15, 2008. We will adopt SFAS 161 in the first quarter of 2009 and currently expect such adoption to have no impact on our results of operations, financial position, or cash flows.

In April 2008, the FASB issued Staff Position No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 will be effective for us in the first quarter of 2009. We are currently assessing the impact of FSP 142-3 on our financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 will become effective 60 days following Securities and Exchange Commission (“SEC”) approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” We do not anticipate the adoption of SFAS 162 will have a material impact on our results of operations, financial position, or cash flows.

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“EITF 03-6-1”). EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore, need to be included in the earnings allocation in calculating earnings per share under the two-class method described in FASB Statement of Financial Accounting Standards No. 128, “Earnings per Share.” EITF 03-6-1 requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

earnings per share. EITF 03-6-1 will be effective for us in the first quarter of 2009. We do not expect that such adoption will have a material, if any, effect on our results of operations, financial position, or cash flows.

We do not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on our financial statements.

3.	License Agreements

Emory License — During 2002, we entered into a license agreement with Emory University (the “Emory License”), a related party, for technology required in conjunction with certain products under development by us in exchange for 35,226,695 shares of our common stock valued at $148,856. The Emory License expires on the date of the latest expiration date of the underlying patents. The Emory License, among other contractual obligations, requires payments based on milestone achievements, royalties on our sales or on payments to us by our sublicensees, and payment of maintenance fees in the event certain milestones are not met within the time periods specified in the agreement.

MFD License  — During 2004, we entered into a license agreement with MFD, Inc. in exchange for 2,470,998 shares of our common stock valued at $100,000. Pursuant to this agreement, we obtained a fully paid, worldwide, irrevocable exclusive license to certain patents covering technology that may be employed by our products.

4.	NIH Grant

In September 2007, the National Institutes of Health (NIH) awarded us an Integrated Preclinical/Clinical AIDS Vaccine Development (IPCAVD) grant to support our HIV/AIDS vaccine program. The project period for the grant, which is renewable annually, covers a five year period which commenced October 2007, with an expected annual award of approximately $3 million per year, or $15 million in the aggregate. We are utilizing this funding to further our HIV/AIDS vaccine development, optimization, production and human clinical trial testing. We record revenue associated with the grant as the related costs and expenses are incurred. During 2008 and 2007, we recorded $2,910,170 and $237,004, respectively, of revenue associated with the grant.

5.	Commitments

Leases — We lease the office and laboratory space used for our operations in Atlanta under a lease agreement on a month-to-month basis from Emtech Biotechnology Development, Inc., a related party associated with Emory University. We also share the lease expense for office space in the Chicago area for one of our officers /directors, but we are not obligated under any lease agreement for such space. Rent expense totaled $71,041, $56,588 and $38,921 for the years ended December 31, 2008, 2007 and 2006, respectively.

Manufacturing Contracts — At December 31, 2008, there are approximately $203,000 of unrecorded contractual commitments associated with our vaccine manufacturing activities, for services expected to be rendered to us during 2009.

Vivalis Letter of Intent — In July 2008, we signed a non-binding letter of intent for a proposed license and development agreement for the use of vaccine manufacturing technology owned by Vivalis S.A., a French biopharmaceutical company. Subsequent to the signing of the letter of intent, we paid a signing fee of approximately $241,000 to Vivalis (recorded as a Prepaid Expense in the accompanying Consolidated Balance Sheet) and, upon execution of the final license agreement, we will incur a commitment of approximately $900,000 as our contribution to the development effort, expected to be incurred during the remainder of 2009 and early 2010. As the development milestone fees are denominated in Euros, this estimate of our financial commitment is based on current exchange rates; the actual amounts will be greater or lesser, depending on the actual exchange rates at the time of each milestone achievement.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	2006 Merger and Recapitalization

In January 2006, Dauphin Technology, Inc. and GeoVax, Inc. entered into an Agreement and Plan of Merger (the “Merger Agreement”), which was consummated on September 28, 2006. In accordance with the Merger Agreement, as amended, Dauphin’s wholly-owned subsidiary, GeoVax Acquisition Corp., merged with and into GeoVax, Inc., which survived the merger and became a wholly-owned subsidiary of Dauphin (the “Merger”). Dauphin then changed its name to GeoVax Labs, Inc. Following the Merger, common shareholders of GeoVax, Inc. and holders of GeoVax, Inc. redeemable convertible preferred stock received 29.6521 shares of the Company’s common stock for each share of GeoVax, Inc. common or preferred stock, or a total of 490,332,103 shares (approximately 69.2%) of the Company’s 708,326,669 shares of common stock then outstanding.

We accounted for the Merger under the purchase method of accounting as a reverse acquisition in accordance with accounting principles generally accepted in the United States for accounting and financial reporting purposes. Under this method of accounting, Dauphin was treated as the “acquired” company. In accordance with guidance applicable to these circumstances, the Merger was considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Merger was treated as the equivalent of GeoVax, Inc. issuing stock for the net monetary assets of Dauphin, accompanied by a recapitalization. The net monetary assets of Dauphin (consisting primarily of cash) were stated at their fair values, essentially equivalent to historical costs, with no goodwill or other intangible assets recorded. The deficit accumulated during the development stage of GeoVax, Inc. was carried forward after the Merger. The accompanying consolidated financial statements reflect the operations of GeoVax, Inc. prior to the Merger, and of the combined companies subsequent to the Merger.

7.	Stockholders’ Equity

Common Stock Transactions

In January 2007, we sold 1,543,210 shares of our common stock to two individual accredited investors for an aggregate purchase price of $250,000. We also issued to the investors warrants to purchase an aggregate of 771,605 shares of common stock at a price of $0.75 per share, expiring on December 31, 2009.

In January 2007, we issued 123,550 shares of our common stock to a former employee for an aggregate purchase price of $5,000, pursuant to the exercise of stock options.

In July 2007, we entered into a Subscription Agreement with an institutional investor (the “Investor”), pursuant to which we agreed to sell shares of our common stock at a price of $0.155 per share for an aggregate purchase price of $7,500,000. The transaction was to be consummated in two closings, during August and November. We also agreed to issue to the Investor a 3 year stock purchase warrant to purchase shares of our common stock at an exercise price of $0.33 per share. In September 2007, the Investor advanced $300,000 to us as payment towards its obligation associated with the first closing, but defaulted on its remaining obligation. In December 2007, we settled with the Investor through the issuance of a pro rata portion of the shares (1,935,484 shares) and warrants (1,571,429 warrants) which would have been issued upon the first closing, in exchange for the $300,000 advanced to us.

In November and December 2007, we sold an aggregate of 16,857,739 shares of our common stock to twenty-six individual accredited investors for an aggregate purchase price of $2,612,950. We also issued to the investors warrants to purchase an aggregate of 26,733,470 shares of common stock at a price of $0.33 per share, 15,096,774 of which expire in December 2012, with the remainder expiring in November/December 2011.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In January 2008, we entered into an agreement with a third party consultant for investor relations and financial consulting services which provided for the issuance during 2008 of an aggregate of 500,000 shares of our common stock. During 2008 we recorded general and administrative expense of $74,000 related to the issuance of our common stock pursuant to this arrangement. We also issued a warrant to purchase a total of 2,700,000 shares of our common stock at an exercise price of $0.33 per share, which expires in December 2011. (see “Compensatory Warrants below in this footnote). Concurrent with the execution of this agreement, we terminated a prior agreement with the consultant, resulting in the cancellation of 2,700,000 of the previously issued warrants.

During April and May 2008, we sold an aggregate of 8,806,449 shares of our common stock to 16 individual accredited investors for an aggregate purchase price of $1,365,000. We also issued to the investors warrants to purchase an aggregate of 14,104,841 shares of common stock at a price of $0.33 per share, 8,258,065 of which expire in May 2013, with the remainder expiring in April/May 2012.

Common Stock Purchase Agreement

In May 2008, we signed a common stock purchase agreement (the “Purchase Agreement”) with Fusion Capital Fund II, LLC (“Fusion”). The Purchase Agreement allows us to require Fusion to purchase up to $10 million of our common stock in amounts ranging from $80,000 to $1.0 million per purchase transaction, depending on certain conditions, from time to time over a 25-month period beginning July 1, 2008, the date on which the SEC declared effective the registration statement related to the transaction.

The purchase price of the shares relating to the $10 million of future funding will be based on the prevailing market prices of our shares at the times of the sales without any fixed discount, and we will control the timing and amounts of any sales of shares to Fusion. Fusion does not have the right or the obligation to purchase any shares of our common stock on any business day that the purchase price of our common stock is below $0.05 per share. The Purchase Agreement may be terminated by us at any time at our discretion without any additional cost to us. There are no negative covenants, restrictions on future financings, penalties or liquidated damages in the agreement.

In consideration for entering into the Purchase Agreement, and upon the execution of the Purchase Agreement we issued to Fusion 2,480,510 shares of our common stock as a commitment fee, and we agreed to issue to Fusion up to an additional 2,480,510 commitment fee shares, on a pro rata basis, as we receive the $10 million of future funding. We also issued 200,000 shares of our common stock to Fusion (together with a nominal cash advance) as reimbursement for due diligence expenses. At that time we reserved a total of 37,480,510 of our authorized but unissued shares, in the aggregate, for issuance pursuant to the Purchase Agreement (including the 2,480,510 unissued commitment fee shares). The aggregate value of the commitment fee shares, due diligence fee shares and cash payment issued to Fusion, together with the legal and accounting fees associated with the transaction and the SEC registration, was charged to stockholders’ equity during 2008 upon the issuance of shares sold to Fusion pursuant to the Purchase Agreement. During 2008 we sold 3,709,964 shares to Fusion under the terms of the Purchase Agreement for an aggregate purchase price of $500,000, and issued an additional 124,027 shares to Fusion pursuant to our deferred commitment fee arrangement. During 2009 (through March 5), we sold another 2,400,446 shares to Fusion for an aggregate purchase price of $240,000, and issued an additional 59,532 shares pursuant to our deferred commitment fee arrangement.

Stock Options

In 2006 we adopted the GeoVax Labs, Inc. 2006 Equity Incentive Plan (the “2006 Plan”) for the granting of qualified incentive stock options (“ISO’s”), nonqualified stock options, restricted stock awards or restricted stock bonuses to employees, officers, directors, consultants and advisors of the Company. The exercise price

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for any option granted may not be less than fair value (110% of fair value for ISO’s granted to certain employees). Options granted under the plans have a maximum ten-year term and generally vest over four years. The Company has reserved 51,000,000 shares of its common stock for issuance under the 2006 Plan.

A summary of our stock option activity under the 2006 Plan as of December 31, 2008, and changes during the year then ended is presented below:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Shares	Price	Term (yrs)	Value

Outstanding at January 1, ,2008	39,861,090	$0.12
Granted	7,220,000	0.27
Exercised	—	—
Forfeited or expired	(133,333)	0.36

Outstanding at December 31, 2008	46,947,757	$0.12	6.3	$1,613,776

Exercisable at December 31, 2008	35,424,425	$0.10	5.4	$1,613,776

Additional information concerning our stock options for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006

Weighted average fair value of options granted during the period	$0.12	$0.30	$—
Intrinsic value of options exercised during the period	—	22,181	—
Total fair value of options vested during the period	1,074,454	1,156,020	104,837

We use a Black-Scholes model for determining the grant date fair value of our stock option grants. This model utilizes certain information, such as the interest rate on a risk-free security with a term generally equivalent to the expected life of the option being valued and requires certain other assumptions, such as the expected amount of time an option will be outstanding until it is exercised or expired, to calculate the fair value of stock options granted. The significant assumptions we used in our fair value calculations were as follows (during 2006, we did not grant any stock options; therefore, fair value calculations were not required):

	2008	2007	2006

Weighted average risk-free interest rates	2.9%	4.5%	—
Expected dividend yield	0.0%	0.0%	—
Expected life of option	7 yrs	6.8 yrs	—
Expected volatility	100.5%	135%	—

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock-based compensation expense related to the 2006 Plan was $1,798,169, $1,296,196 and $-0- during the years ended December 31, 2008, 2007 and 2006, respectively. The 2008 and 2007 expense includes $425,725 and $242,113, respectively, associated with extensions of previously issued stock option grants (accounted for as reissuances) which were due to expire in 2007 to 2011. Stock option expense is allocated to research and development expense or to general and administrative expense based on the related employee classifications and corresponds to the allocation of employee salaries. For the three years ended December 31, 2008, stock option expense was allocated as follows:

	2008	2007	2006

General and administrative expense	$1,304,128	$1,012,083	$—
Research and development expense	494,041	284,113	—

Total stock option expense	$1,798,169	$1,296,196	$—

As of December 31, 2008, there was $1,842,514 of unrecognized compensation expense related to stock-based compensation arrangements. The unrecognized compensation expense is expected to be recognized over a weighted average remaining period of 1.7 years.

Compensatory Warrants

We may, from time to time, issue stock purchase warrants to consultants or others in exchange for services. A summary of our compensatory warrant activity as of December 31, 2008, and changes during the year then ended is presented below:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Shares	Price	Term (yrs)	Value

Outstanding at January 1, ,2008	2,700,000	$0.33
Granted	2,700,000	0.33
Exercised	—	—
Forfeited or expired	(2,700,000)	0.33

Outstanding at December 31, 2008	2,700,000	$0.33	3.0	$—

Exercisable at December 31, 2008	2,700,000	$0.33	3.0	$—

Additional information concerning our compensatory warrants for the years ended December 31, 2008, 2007 and 2006 is as follows:

	Year Ended December 31,
	2008	2007	2006

Weighted average fair value of warrants granted during	$0.05	$0.25	$—
the period
Intrinsic value of warrants exercised during the period	—	—	—
Total fair value of warrants vested during the period	146,880	266,760	—

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We use a Black-Scholes model for determining the grant date fair value of our compensatory warrants. The significant assumptions we used in our fair value calculations were as follows:

	2008	2007	2006

Weighted average risk-free interest rates	2.01%	4.6%	—
Expected dividend yield	0.0%	0.0%	—
Expected life of option	2.5 yrs	3 yrs	—
Expected volatility	99.0%	113.6%	—

Expense associated with compensatory warrants was $146,880, $222,300 and $-0- during the years ended December 31, 2008, 2007 and 2006, respectively. All such expense was allocated to general and administrative expense. As of December 31, 2008, there was no unrecognized compensation expense related to our compensatory warrant arrangements.

Investment Warrants

In addition to outstanding stock options and compensatory warrants, as of December 31, 2008 we have a total of 65,181,345 outstanding stock purchase warrants issued to investors with exercise prices ranging from $0.07 to $0.75 per share. Such warrants have a weighted-average exercise price of $0.25 per share and a weighted-average remaining contractual life of 2.6 years.

8.	Retirement Plan

We participate in a multi-employer defined contribution retirement plan (the “401k Plan”) administered by a third party service provider, and the Company contributes to the 401k Plan on behalf of its employees based upon a matching formula. During the years ended December 31, 2008, 2007 and 2006 our contributions to the 401k Plan were $11,691, $6,535 and $6,744, respectively.

9.	Income Taxes

At December 31, 2008, we have a consolidated federal net operating loss (“NOL”) carryforward of approximately $70 million, available to offset against future taxable income which expires in varying amounts in 2010 through 2028. Additionally, we have approximately $355,000 in research and development (“R&D”) tax credits that expire in 2022 through 2027 unless utilized earlier. No income taxes have been paid to date.

As a result of the Merger discussed in Note 6, our NOL carryforward increased substantially due to the addition of approximately $59.7 million of historical NOL carryforwards for Dauphin Technology, Inc. However, Section 382 of the Internal Revenue Code contains provisions that may limit our utilization of NOL and R&D tax credit carryforwards in any given year as a result of significant changes in ownership interests that have occurred in past periods or may occur in future periods.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities included the following at December 31, 2008 and 2007:

	2008	2007

Deferred tax assets:
Net operating loss carryforward	$24,220,837	$23,573,036
Research and development tax credit carryforward	354,581	354,581
Stock-based compensation expense	1,202,765	516,288

Total deferred tax assets	25,778,183	24,443,905
Deferred tax liabilities
Depreciation	8,738	6,994

Total deferred tax liabilities	8,738	6,994

Net deferred tax assets	25,769,445	24,436,911
Valuation allowance	(25,769,445)	(24,436,911)

	$—	$—

We have established a full valuation allowance equal to the amount of our net deferred tax assets due to uncertainties with respect to our ability to generate sufficient taxable income to realize these assets in the future.

A reconciliation of the income tax benefit on losses at the U.S. federal statutory rate to the reported income tax expense is as follows:

	2008	2007	2006

U.S. federal statutory rate applied to pretax loss	$(1,267,584)	$(1,442,211)	$(198,616)
Permanent differences	3,054	4,719	22,208
Research and development credits	—	100,296	51,863
Change in valuation allowance (excluding impact of the Merger discussed in Note 6)	1,264,530	1,337,196	124,545

Reported income tax expense	$—	$—	$—

10.	Related Party Transactions

We are obligated to reimburse Emory University (a significant stockholder of the Company) for certain prior and ongoing costs in connection with the filing, prosecution and maintenance of patent applications subject to the Emory License (see Note 3). The expense associated with these ongoing patent cost reimbursements to Emory amounted to $102,141, $243,653 and $98,842 for the years ended December 31, 2008, 2007 and 2006, respectively. As of December 31, 2008, we have recorded $18,974 in accounts payable and accrued expenses related to patent costs reimbursements to Emory.

In June 2008, we entered into two subcontracts with Emory for the purpose of conducting research and development activities associated with our grant from the NIH (see Note 4). During 2008, we recorded $723,887 of expense associated with these subcontracts, $151,188 of which was owed to Emory as of December 31, 2008. All amounts paid to Emory under these subcontracts are reimbursable to us pursuant to the NIH grant.

GEOVAX LABS, INC.
(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In March 2008, we entered into a consulting agreement with Donald Hildebrand, the Chairman of our Board of Directors and our former President & Chief Executive Officer, pursuant to which Mr. Hildebrand provides business and technical advisory services to the Company. The term of the consulting agreement began on April 1, 2008 and will end on December 31, 2009. During 2008, we recorded $64,000 of expense associated with the consulting agreement. No amounts were owed to Mr. Hildebrand as of December 31, 2008.

11.	Selected Quarterly Financial Data (unaudited)

A summary of selected quarterly financial data for 2008 and 2007 is as follows:

	2008 Quarter Ended
	March 31	June 30	September 30	December 31

Revenue from grants	$599,991	$376,078	$1,322,502	$611,599
Net loss	(682,510)	(1,284,352)	(722,108)	(1,039,217)
Net loss per share	(0.00)	(0.00)	(0.00)	(0.00)

	2007 Quarter Ended
	March 31	June 30	September 30	December 31

Revenue from grants	$—	$—	$—	$237,004
Net loss	(587,281)	(1,333,126)	(1,165,519)	(1,155,870)
Net loss per share	(0.00)	(0.00)	(0.00)	(0.00)

GEOVAX LABS, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2008, 2007 and 2006

		Additions
	Balance at	Charged to	Charged to		Balance at
	Beginning	Costs and	Other		End
Description	of Period	Expenses	Accounts	Deductions	of Period

Reserve Deducted in the Balance Sheet
From the Asset to Which it Applies:
Allowance for Deferred Tax Assets
Year ended December 31, 2008	$24,436,911	$1,332,534	$—	$—	$25,769,445
Year ended December 31, 2007	$22,792,303	$1,644,608	$—	$—	$24,436,911
Year ended December 31, 2006	2,257,226	20,535,077	$—	$—	22,792,303